Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     Solid Drilling Results at Glacier Leads to Record Reserve Additions and
     Production Gains

     (TSX: AAV, NYSE: AAV)

     CALGARY, March 8 /CNW/ - Advantage Oil and Gas Ltd. ("Advantage" or "the
Company") is pleased to announce its year end reserves as of December 31,
2009. Sproule Associates Ltd. ("Sproule") was engaged as an independent qualified reserve evaluator to evaluate Advantage's year-end reserves in accordance with National Instrument 51-101 and the COGE handbook (the "Sproule
Report"). Year end financial and operating information will be released on or about March 16, 2010 and accordingly, all references to year end 2009 financial and operating data are estimates and are unaudited.

     <<
     Highlights

     -   Replaced 698% of 2009 annual production at an all-in FD&A cost of
         $10.14/boe.
     -   Capital development program added 95.9 mmboe at a F&D cost of
         $9.82/boe.
     -   Current production capability including new well tests at Glacier exceeds 90 mmcfd.
     -   Glacier development on-track to reach production target of 50 mmcfd in second quarter of 2010.
     -   Advantage's Net Asset Value ("NAV") per share increased 7.4% in 2009 to $15.07/share at a 10% discount factor, before tax.

     Reserves Continuity Schedule - Working Interest Reserves

     -   The following table summarizes the changes in Advantage's proven and probable ("P+P") reserves for the year ended December 31, 2009 and the costs associated with these changes:

                                               Change
                                             In Future
                                            Development
                                              Capital
                       Total      Capital      Net of
                        P+P       Expend-     Alberta
                      Working     itures/    Drilling                  Total
                     Interest   Disposition    Incen-      Total      Capital
                     Reserves    Proceeds     tives(1)    Capital     per boe

                       (mboe)     ($ 000)     ($ 000)     ($ 000)     ($/boe)

     Reserves
      December 31,
      2008            173,418
                    ----------

     Development
      program          95,880    $170,868    $770,346    $941,214       $9.82

     Dispositions     (27,205)  $(245,150)          -   $(245,150)     $(9.01)
                    ----------  ----------  ----------  ----------  ----------

     Reserve
      additions        68,675    $(74,282)   $770,346    $696,064      $10.14
                                ----------  ----------  ----------  ----------
                                ----------  ----------  ----------  ----------

     Production        (9,829)
                    ----------

     Reserves
      December 31,
      2009            232,264
                    ----------
                    ----------
     (1) The Sproule Report includes Alberta Deep Royalty Incentives of
         $117.4 million and Alberta Drilling Incentives of $21.9 million (the
         "Alberta Drilling Incentives")

     -   Overall the Company replaced 698% of 2009 production with the vast majority of reserve additions attributable to our Montney resource drilling and development program at Glacier, Alberta.

     -   Net Corporate reserve additions amounted to 68.7 mmboe at an all-in cost of $10.14/boe.

     -   Our development program resulted in total additions of 95.9 mmboe at a cost of $9.82/boe including the change in Future Development
         Capital ("FDC") net of Alberta Drilling Incentives.

     -   These additions were partially offset by reserve dispositions which reduced reserves by 27.2 mmboe with net proceeds of $245.1 million or
         $9.01/boe.

     -   Advantage's December 31, 2009 Net Asset Value per share ("NAV") is
         $15.07/share at a 10% discount rate before tax calculated using the
         Sproule Report and price forecasts. Our NAV increased by 7.4% from
         2008 as the increase in reserves more than offset the significant decline in Sproule's natural gas price forecast.

     -   The one year recycle ratio is 2.6 times using the finding, development and acquisition ("FD&A") cost of $10.14/boe including the change in FDC and our 2009 operating netback of $26.36/boe.

     -   The proven and probable reserves life index ("RLI") increased by 86%
         from 2008 to 28.2 years using our estimated fourth quarter 2009 average production rate. The RLI is anticipated to decline as production increases associated with our Phase II Glacier development program come on-stream during the second quarter of 2010.

     Glacier Montney Overview

     -   Advantage acquired its initial position at Glacier in 2007 as part of the Sound Energy Trust acquisition. At December 31, 2009, Advantage has invested approximately $234.2 million at Glacier for drilling, completions, facility construction and additional land acquisitions.
         The majority of these expenditures have been directed toward drilling and completion activities to evaluate the quality and extent of the
         Montney formation in our land block which consists of 84 gross (80 net) sections at December 31, 2009. A total of 10 gross (9.3 net)
         vertical wells and 42 gross (34 net) horizontal wells have been drilled which have resulted in significant P+P reserve additions across our land block.

     -   Optimization of drilling and completion practices combined with improved geological knowledge at Glacier have significantly increased the horizontal well test rates and reduced costs to date as outlined in the following table:

            Upper Montney - Average Test Results and Cost Analysis

                                      First 12 Hz wells    Last 16 Hz wells(1)

     Test Rate (mmcfd)                       3.6                      6.5

     Flowing pressure (psi)                  704                    1,253

     Rate per frac (mmcfd per frac)(2)       465                      802

     Number of fracs per well                  8                       12

     Completion cost per frac
      ($ million)                          $0.43                    $0.25

     Drilling & completion cost
      per well ($million)                   $6.0                     $4.6

     (1) Number of fracs, completion cost per frac and drilling and completion cost per well based on Advantage's last 8 operated wells
     (2) Due to testing equipment constraints on high rate/high pressure wells, the rate per frac has been adjusted to a common flowing pressure of 435 psi for comparative purposes.

     -   Since October 2009, a total of 16 gross (12 net) horizontal wells have been drilled and production tested in the Upper Montney which have indicated test rates ranging from 3.1 to 10.6 mmcfd with stronger flowing pressures compared to prior wells which tested between 1.2 to 5.5 mmcfd. An additional 5 gross (5 net) have been drilled and will be completed and tested as ground conditions permit.

     -   We have increased the number of fracs per horizontal well and have optimized drilling and completion techniques to improve cost efficiencies. Additionally, our financial flexibility has allowed us to capitalize on the current lower cost environment.

     -   On the west side of our Glacier land block, a new Upper Montney horizontal well in February 2010 was tested at 10.4 mmcfd at 2,179 psi flowing pressure which represents the best well we have tested to date. A second Upper Montney well on the same drilling pad, tested at
         10.6 mmcfd at a flowing pressure of 1,782 psi.

     Lower Montney

     -   Advantage has drilled and completed a total of 7 gross (4.4 net)
         Lower Montney horizontal wells since 2007. Test rates on these wells have averaged 2.2 mmcfd per well with the two most recent Advantage wells in January and March 2010 testing at 4.6 mmcfd at 917 psi and
         4.2 mmcfd at 495 psi.

     -   We are encouraged by the Lower Montney results to date but believe that as additional wells are drilled in the future, frac design optimization and improved technical knowledge on rock quality will improve results.

     -   The Lower Montney qualifies for the Alberta Deep Royalty Incentive which provides royalty credits of up to approximately $3.2 million per well and significantly enhances the drilling economics by offsetting a significant portion of the costs of a horizontal well.

     Glacier Reserves

     -   Advantage's extensive drilling and development program has resulted in a 284% increase in reserves assigned by Sproule in the Upper and
         Lower Montney at Glacier from 35.8 mmboe (0.21 Tcf) to 137.4 mmboe
         (0.82 Tcf) at December 31, 2009. The value assigned by Sproule increased by 290% from $0.3 billion as at December 31, 2009 to $1.17 billion as at December 31, 2009 at a 10% discount factor before tax.

     -   Capital expenditures at Glacier amounted to $132.5 million in 2009 which included the completion of Phase I of our development program in May 2009 resulting in the achievement of 25 mmcfd of production.
         Additional expenditures through the balance of 2009 included the commencement of our Phase II development program which included drilling 27 gross (19.4 net) horizontal wells and the expansion of gathering systems and facilities to increase production capacity to
         50 mmcfd by the second quarter of 2010.

     -   The following table provides a breakdown on the Montney assumptions related to the undeveloped reserves at Glacier included in the
         Sproule Report:

                    Montney Undeveloped P+P Reserves Summary

                                                    Upper     Lower
                                                  Montney   Montney     Total

     Number of future locations (gross/net)       181/170     62/53   243/223

     Working Interest reserves assigned (bcf)         634       135       769

     Future Development Capital including
      facilities ($million)                        $1,002      $305    $1,308

     Alberta Drilling Incentives ($million)        $(61.4)   $(76.6)    $(138)
                                                  --------  --------  --------

     Net capital cost ($million)                     $941      $229    $1,170
                                                  --------  --------  --------
                                                  --------  --------  --------

     Net capital cost/boe ($/boe)                   $8.90    $10.15     $9.12

     Net capital cost/well ($million)                $5.5      $4.3      $5.2

     Average reserves/net well (bcf)                  3.7       2.6       3.4

     Average Initial Production Rate/well
      (mmcf/d)                                        3.5       2.5       3.3

     -   Sproule's forecast includes gross capital of $1.3 billion ($1.17 billion net capital including Alberta Drilling Incentives) for undeveloped reserves at Glacier which includes the drilling of 223 net wells resulting in P+P reserves of 769.4 bcf at a cost of $9.12 per boe.

     -   Sproule assigned 634.2 bcf of P+P reserves to the Upper Montney related to the drilling of 170 net locations at a net cost of $0.94 billion or $8.90 per boe. In the Lower Montney, Sproule assigned P+P reserves of 135.2 bcf related to 53 net locations at a net cost of
         $0.23 billion or $10.15/boe. The net cost of a Lower Montney well of
         $4.3 million per well is approximately $1.2 million lower than the cost of an Upper Montney well as a significant portion of these wells qualify for the Alberta Deep Royalty Incentive.

     -   In the Upper Montney, Sproule assigned average reserves of 3.7 bcf per well and an initial average rate of 3.5 mmcf/d per well. To date
         Advantage has drilled and tested 28 wells in the Upper Montney with an average test rate of 5.1 mmcf/d per well.

     -   In the Lower Montney, Sproule assigned average reserves of 2.6 bcf per well and an initial average rate of 2.5 mmcf/d per well. To date
         Advantage has drilled and tested 7 wells in the Lower Montney with an average test rate of 2.2 mmcf/d per well with the two most recent
         Advantage wells in January and March 2010 testing at 4.6 mmcfd at 917 psi and 4.2 mmcfd at 495 psi.

     -   Over the entire Glacier land block, Sproule's total P+P (developed and undeveloped) reserves were assigned at an average of 2.5 horizontal wells per section in the Upper Montney and 0.8 horizontal wells per section in the Lower Montney.

     Production Capability Currently Exceeds 90 mmcfd net

     -   Since December 2009, four new Upper Montney horizontals have effectively pushed our existing facility capacity to the maximum inlet design rate of 25 mmcfd and have caused us to shut-in several
         Montney wells due to facility constraints. Combined with our joint interest wells, production has reached peak rates of approximately 30 mmcfd.

     -   Construction of our new 50 mmcfd gas plant (100% Advantage W.I.), expanded gas gathering system, and tie-in to the TCPL mainline is nearing completion and commissioning of these facilities and new wells will accommodate increased production during the second quarter of 2010. Advantage's new gas plant is anticipated to reduce Glacier's total operating costs from $8.25/boe to approximately $2.75/boe due to the elimination of third party processing fees.

     -   Our current production capability including new wells tested to date in both the Upper and Lower Montney zones exceeds 90 mmcfd. An additional 5 gross (5 net) wells have been drilled and are waiting on completion and testing.

     -   Advantage has also signed an agreement with TCPL to initiate work on expanding the sales pipeline lateral to 100 mmcfd.

     Nikanassin Drilling Update

     -   Advantage has completed the drilling of our first Nikanassin horizontal well at Glacier with completion and testing of the well expected to occur in the first half of 2010. We anticipate several horizontal wells will be required to delineate the potential of the
         Nikanassin which will require optimization of horizontal drilling and completion techniques. We are encouraged with the future upside potential of this resource play due to the combination of existing
         Nikanassin production from several of our vertical wells on our land block and geological mapping that indicates the targeted pay interval reaches thicknesses of up to 50 meters.

     -   During the first quarter of 2010, we increased our Nikanassin land position by a 2.7 gross (2.7 net) sections from a swap transaction completed with a major producer. The additional sections increase
         Advantage's Nikanassin land holdings to 73 gross (68 net) sections of which the majority of Nikanassin rights lie directly within the
         Glacier Montney land block.

     Advantage is Well Positioned for Future Organic Growth

     -   The 2009 year-end Sproule proven and probable reserves forecast includes total future development capital of $1.57 billion of which
         $1.34 billion is allocated to Glacier. The development at Glacier includes increasing production to 150 mmcfd over three years including required facilities and infrastructure costs. The Sproule
         Report forecasts the following operating cash flow and capital expenditures for the next three years:

                                 Operating      Total      Excess
                                Cash Flow(1)   Capital      Cash        AECO
            Year                 ($million)  ($million)  ($million)   Cdn$/mcf

     2010                           $284         $221        $63        5.35

     2011                           $392         $348        $44        6.19

     2012                           $495         $364       $131        6.40

     3 year total                 $1,171         $933       $238

     (1) Includes Alberta Drilling Incentives, prior to G&A and interest

     -   The projected operating cash flows in the Sproule Report exceed the required capital expenditures in each of the three years based on
         Sproule's December 2009 commodity price forecasts. Sproule's price forecasts are exclusive of any commodity price hedge positions.
         Advantage has hedged 55% of our net natural gas production at $7.46
         Cdn AECO per/mcf for 2010 which will enhance our ability to finance the expenditures included in the Sproule Report.

     -   The reserve potential at Glacier which is measured in "TCF's" of natural gas is economic at less than $5 Cdn per mcf. Advantage intends to utilize a disciplined financial approach to development in and effort to yield significant long term value growth for shareholders. Advantage estimates that fully developing the Montney resource potential at Glacier will require additional capital expenditures in excess of $2.5 billion over the life of the project which, if properly deployed, could result in significant reserve and production growth.

     Reserves
     >>

     Advantage engaged our independent qualified reserves evaluator Sproule
Associates Ltd. ("Sproule") to update the reserves analysis for the Company in accordance with National Instrument 51-101 and the COGE Handbook.
     Reserves included herein are stated on a Company Interest basis (before royalty burdens and including royalty interests receivable) unless noted
otherwise. This report contains several cautionary statements that are specifically required by NI 51-101. In addition to the detailed information disclosed in this press release, more detailed information on a net interest basis (after royalty burdens and including royalty interests) and on a gross interest basis (before royalty burdens and excluding royalty interests) will be included in Advantage's Annual Information Form ("AIF") and will be available at www.advantageog.com and www.sedar.com in the coming weeks.

     <<
     Highlights - Company Interest Reserves (Working Interests plus Royalty
     Interests Receivable)

                                                         December    December
                                                         31, 2009    31, 2008
     -------------------------------------------------------------------------

     Proved plus probable reserves (mboe)                 233,292     174,767
     Present Value of reserves discounted at 10%,
      before tax P+P ($000)(1)                         $2,773,428  $2,663,437
     Net Asset Value per Unit discounted at 10%,
      before tax                                           $15.07      $14.03
     Reserve Life Index (proved plus probable
      - years)(2)                                            28.2        15.2
     Reserves per Share/Unit (proved plus probable)(3)       1.43        1.22
     Bank debt per boe of reserves(4)                       $1.06       $3.36
     Convertible debentures per boe of reserves(4)          $0.94       $1.25

     (1) Assumes that development of each property will occur, without regard to the likely availability to the Company of funding required for that development.
     (2) Based on Q4 average production and company interest reserves.
     (3) Based on 162.746 million Shares outstanding at December 31, 2009, and
         142.825 million Units outstanding as December 31, 2008.
     (4) BOE's may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of
         6 Mcf: 1 bbl has been used which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

     Company Interest Reserves (Working Interests plus Royalty Interests
     Receivable)

     Summary as at December 31, 2009

                                              Natural
                      Light &       Heavy       Gas       Natural      Oil
                     Medium Oil      Oil      Liquids       Gas     Equivalent
                       (mbbl)      (mbbl)      (mbbl)     (mmcf)      (mboe)
     -------------------------------------------------------------------------
     Proved
     Developed
      Producing        12,424       2,162       4,655     196,359      51,968
     Developed
      Non-producing       871         163          46      15,258       3,623
     Undeveloped        2,622         191         606     297,603      53,019
     Total Proved      15,917       2,516       5,307     509,220     108,611
     -------------------------------------------------------------------------
     Probable          13,637       3,394       2,495     630,930     124,681
     Total Proved
      + Probable       29,554       5,910       7,802   1,140,150     233,292
     -------------------------------------------------------------------------

     Gross Working Interest Reserves (Working Interest only)

     Summary as at December 31, 2009

                                              Natural
                      Light &       Heavy       Gas       Natural      Oil
                     Medium Oil      Oil      Liquids       Gas     Equivalent
                       (mbbl)      (mbbl)      (mbbl)     (mmcf)      (mboe)
     -------------------------------------------------------------------------
     Proved
     Developed
      Producing        12,120       2,121       4,614     194,485      51,269
     Developed
      Non-producing       867         160          46      15,123       3,593
     Undeveloped        2,615         185         606     297,598      53,005
     Total Proved      15,602       2,466       5,266     507,206     107,868
     -------------------------------------------------------------------------
     Probable          13,524       3,370       2,483     630,116     124,396
     Total Proved
      + Probable       29,126       5,836       7,749   1,137,322     232,264
     -------------------------------------------------------------------------

     Present Value of Future Net Revenue using Sproule price and cost forecasts(1)(2)
     ($000)
                                                         Before
                                                      Income Taxes
                                                     Discounted at
                                              0%          10%          15%
     -------------------------------------------------------------------------
     Proved
     Developed Producing                 $1,733,335    $ 950,359    $ 792,595
     Developed Non-producing                107,413       64,138       53,072
     Undeveloped                          1,217,821      329,653      172,860

     Total Proved                         3,058,569    1,344,150    1,018,527

     -------------------------------------------------------------------------
     Probable                             4,676,528    1,429,277      945,718
     Total Proved + Probable             $7,735,097   $2,773,428   $1,964,245
     -------------------------------------------------------------------------
     (1) Advantage's crude oil, natural gas and natural gas liquid reserves were evaluated using Sproule's product price forecast effective
         December 31, 2009 prior to the provision for income taxes, interests, debt services charges and general and administrative expenses. It should not be assumed that the discounted future revenue estimated by
         Sproule represents the fair market value of the reserves.
     (2) Assumes that development of each property will occur, without regard to the likely availability to the Company of funding required for that development.

     Sproule Price Forecasts
     >>

     The present value of future net revenue at December 31, 2009 was based upon crude oil and natural gas pricing assumptions prepared by Sproule effective December 31, 2009. These forecasts are adjusted for reserve quality, transportation charges and the provision of any applicable sales contracts.
The price assumptions used over the next seven years are summarized in the table below:

     <<
                                  Edmonton     Alberta
                        WTI        Light       AECO-C     Henry Hub  Exchange
                     Crude Oil   Crude Oil  Natural Gas  Natural Gas   Rate
     Year            ($US/bbl)  ($Cdn/bbl) ($Cdn/mmbtu) ($US/mmbtu) ($US/$Cdn)
     -------------------------------------------------------------------------
     2010               79.17       84.25        5.36        5.70        0.92
     2011               84.46       89.99        6.21        6.48        0.92
     2012               86.89       92.61        6.44        6.70        0.92
     2013               90.20       96.19        7.23        7.43        0.92
     2014               92.01       98.13        7.98        8.12        0.92
     2015               93.85      100.11        8.16        8.28        0.92
     2016               95.72      102.13        8.34        8.45        0.92
     >>

     The Sproule price forecast does not include the impact of Advantage's commodity price hedging program. We currently have 55% of our net natural gas production hedged at an average price of $7.46 Cdn/mcf for 2010 and 27% hedged for 2011 at an average price of $6.30 Cdn/mcf. Crude oil hedges include 33% of our net crude oil production hedged at an average floor price of $67.83
Cdn/bbl for 2010.

     <<
     Net Asset Value using Sproule price and cost forecasts (Before Income
     Taxes)
     >>
     The following net asset value ("NAV") table shows what is normally referred to as a "produce-out" NAV calculation under which the current value of the Company's reserves would be produced at forecast future prices and costs. The value is a snapshot in time and is based on various assumptions including commodity prices and foreign exchange rates that vary over time.

     <<
     ($000, except per
      Unit/Share amounts)                      0%          10%          15%
     -------------------------------------------------------------------------
     Net asset value per Unit(1)
      - December 31, 2008                $    40.23   $    14.03   $     9.16
     -------------------------------------------------------------------------

     Present value proved and probable
      reserves                           $7,735,097   $2,773,428   $1,964,245

     Undeveloped acreage and seismic(2)     177,124      177,124      177,124

     Working capital (deficit) and
      other                                 (32,336)     (32,336)     (32,336)

     Convertible debentures                (218,471)    (218,471)    (218,471)

     Bank debt                             (247,784)    (247,784)    (247,784)

     Net asset value
      - December 31, 2009                $7,413,630   $2,451,961   $1,642,778

     -------------------------------------------------------------------------
     Net asset value per Share(1)
      - December 31, 2009                $    45.55   $    15.07   $    10.09
     -------------------------------------------------------------------------
     (1) Based on 162.746 million Shares outstanding at December 31, 2009, and
         142.825 million Units outstanding at December 31, 2008.
     (2) Internal estimate

     Gross Working Interest Reserves Reconciliation

                                              Natural
                      Light &       Heavy       Gas       Natural      Oil
                     Medium Oil      Oil      Liquids       Gas     Equivalent
     Proved            (mbbl)      (mbbl)      (mbbl)     (mmcf)      (mboe)
     -------------------------------------------------------------------------
     Opening balance
      Dec. 31, 2008    23,544       2,845       6,795     409,087     101,366
     Extensions           200          15          32      98,159      16,607
     Improved
      recovery              0           0           0           0           0
     Infill Drilling       50          29           0     107,947      18,070
     Discoveries            0           0           0           0           0
     Economic
      factors              87          33         (59)     (7,979)     (1,269)
     Technical
      revisions        (2,025)        (63)        328      18,392       1,305
     Acquisitions           0           0           0           0           0
     Dispositions      (3,991)        (19)       (997)    (80,248)    (18,382)
     Production        (2,263)       (374)       (833)    (38,152)     (9,829)
     -------------------------------------------------------------------------

     Closing
      balance at
      Dec. 31, 2009    15,602       2,466       5,266     507,206     107,868
     -------------------------------------------------------------------------

                                              Natural
                      Light &       Heavy       Gas       Natural      Oil
     Proved +        Medium Oil      Oil      Liquids       Gas     Equivalent
     Probable          (mbbl)      (mbbl)      (mbbl)     (mmcf)      (mboe)
     -------------------------------------------------------------------------
     Opening balance
       Dec. 31, 2008   39,473       6,542      10,765     699,824     173,418
     Extensions           231          23          33     432,402      72,354
     Improved
      recovery              0           0           0           0           0
     Infill Drilling       74          45           0     166,927      27,940
     Discoveries            0           0           0           0           0
     Economic
      factors             124          44         (57)     (8,540)     (1,312)
     Technical
      revisions        (2,851)       (415)     (1,672)      5,018       (3102)
     Acquisitions           0           0           0           0           0
     Dispositions      (5,663)        (29)     (1,487)   (120,157)    (27,205)
     Production        (2,263)       (374)       (833)    (38,152)     (9,829)
     -------------------------------------------------------------------------

     Closing
      balance at
      Dec. 31, 2009    29,125       5,836       7,749   1,137,322     232,264
     -------------------------------------------------------------------------

     Finding, Development & Acquisitions Costs ("FD&A")(1)(2)(3)

     FD&A Costs - Gross Working Interest Reserves excluding Future Development
     Capital

                                                                     Proved +
                                                          Proved     Probable
     -------------------------------------------------------------------------
     Capital expenditures ($000)                       $  170,868  $  170,868
     Acquisitions net of dispositions ($000)             (245,150)   (245,150)
     -------------------------------------------------------------------------
     Total capital ($000)                              $  (74,282) $  (74,282)
     -------------------------------------------------------------------------

     Total mboe, end of period                            107,868     232,264
     Total mboe, beginning of period                      101,366     173,418
     Production, mboe                                       9,829       9,829
     -------------------------------------------------------------------------
     Reserve additions, mboe                               16,331      68,675
     -------------------------------------------------------------------------

     FD&A costs ($/boe)                                $    (4.55) $    (1.08)

     Three year average FD&A Costs ($/boe)             $    13.09  $     5.66

     F&D costs ($/boe)                                 $    10.46  $     2.49

     Three year average F&D costs ($/boe)              $     4.16  $     9.91

     NI 51-101

     FD&A Costs - Gross Working Interest Reserves including Future Development
     Capital

                                                                     Proved +
                                                           Proved    Probable
     -------------------------------------------------------------------------
     Capital expenditures ($000)                       $  170,868  $  170,868
     Alberta Deep Royalty Incentives                      (26,900)   (117,400)
     Alberta Drilling Incentives                          (16,537)    (21,887)
     Acquisitions net of dispositions ($000)             (245,150)   (245,150)
     Net change in Future Development Capital ($000)      485,109     909,633
     -------------------------------------------------------------------------
     Total capital ($000)                              $  367,390  $  696,064
     -------------------------------------------------------------------------
     Reserve additions, mboe                               16,331      68,675
     -------------------------------------------------------------------------

     FD&A costs ($/boe)                                $    22.50  $    10.14

     Three year average FD&A Costs ($/boe)             $    23.27  $    13.34

     F&D costs ($/boe)                                 $    10.58  $     9.82

     Three year average F&D costs ($/boe)              $    21.13  $    12.21

     (1) Under NI 51-101, the methodology to be used to calculate FD&A costs includes incorporating changes in future development capital ("FDC")
         required to bring the proved undeveloped and probable reserves to production. For continuity, Advantage has presented herein FD&A costs calculated both excluding and including FDC.
     (2) The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year. Changes in forecast FDC occur annually as a result of development activities, acquisition and disposition activities and capital cost estimates that reflect Sproule's best estimate of what it will cost to bring the proved undeveloped and probable reserves on production.
     (3) In all cases, the FD&A number is calculated by dividing the identified capital expenditures by the applicable reserve additions.
         Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 MCF:1 BBL is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

     Advisory
     >>

     The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private
Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements.
Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate",
"demonstrate", "expect", "may", "will", "project", "predict", "potential",
"targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements in the press release relating to, among other things, resource estimates, timing of drilling, completion and testing of certain wells, expected results of the use of horizontal well and multi-frac technology, expected economics of development with respect to the
Nikanassin formation, expected production and operating costs with respect to our Glacier Phase II Development Program and guidance and hedging. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations;
uncertainties associated with estimating oil and natural gas reserves and resources; competition for, among other things, capital, acquisitions, of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts;
geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that
Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements. For additional risk factors in respect of Advantage and its business, please refer to Advantage Energy Income Fund's (as predecessor to
Advantage) Annual Information Form dated March 18, 2009 which is available on
SEDAR at www.sedar.com.
     References in this press release to test production rates, initial productivity, initial production capability, initial flow rates and average flowing pressure are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for the Advantage.
     Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel. Such conversion rate is based on an energy equivalency conversion method application at the burner tip and does not represent an economic value equivalency at the wellhead.

     %CIK: 0001468079

     /For further information: Investor Relations, Toll free: 1-866-393-0393,
ADVANTAGE OIL & GAS LTD., 700, 400 - 3rd Avenue SW, Calgary, Alberta, T2P 4H2,
Phone: (403) 718-8000, Fax: (403) 718-8300, Web Site: www.advantageog.com,
E-mail: mailto:ir(at)advantageog.com/
     (AAV.DB.C. AAV.DB.E. AAV.DB.D. AAV.DB.G. AAV. AAV)

CO:  Advantage Oil & Gas Ltd.

CNW 23:50e 08-MAR-10